Issuer Free Writing Prospectus
Pricing Term Sheet	Filed Pursuant to Rule 433
Dated August 9, 2016	Registration Statement No. 333-192059
Supplementing the Preliminary Prospectus Supplement dated August 9, 2016 (To Prospectus dated November 1, 2013)

Kennedy-Wilson, Inc.

5.875% Senior Notes due 2024

The information in this pricing term sheet relates to the offering of the 5.875% Senior Notes due 2024 of Kennedy- Wilson, Inc. (the “Offering”) and should be read together with the preliminary prospectus supplement dated August 9, 2016 relating to the Offering (the “Preliminary Prospectus Supplement”) and the prospectus dated November 1, 2013, including the documents incorporated by reference therein, relating to Registration Statement No. 333-192059. The information in this pricing term sheet supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying prospectus. Terms used but not defined herein have the meanings given in the Preliminary Prospectus Supplement.

Issuer:	Kennedy-Wilson, Inc. (the “Issuer”)

Security:	5.875% Senior Notes due 2024 (the “Additional Notes”)

Principal Amount:	$250,000,000

Format:	SEC Registered

Maturity:	April 1, 2024

Coupon (Interest Rate):	5.875%

Public Offering Price:	100.00% per Additional Note, plus accrued interest from, and including, April 1, 2016 to, but excluding, August 12, 2016, plus accrued interest, if any, from, and including, August 12, 2016, if settlement occurs after that date.

Yield to Worst:	5.87%

Interest Payment Dates:	April 1 and October 1, beginning on October 1, 2016

Record Dates:	March 15 and September 15

Optional Redemption:	Callable during the 12-month period commencing on April 1 of each of the years, and at the prices (expressed as percentages of the principal amount), set forth below:

Period	Redemption Price
2019	102.938%
2020	101.958%
2021	100.979%
2022 and thereafter	100.000%

Optional Redemption with Equity Proceeds:	Prior to April 1, 2017, up to 35.0% at a redemption price equal to 105.875% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date.

Make-Whole Redemption:	At any time prior to April 1, 2019, the Issuer may redeem the Additional Notes, in whole or in part, at a “make-whole” premium, plus accrued and unpaid interest to the redemption date. The “make-whole” will be determined as described in the Preliminary Prospectus Supplement under the caption “Description of the Notes—Optional Redemption.”

Trade Date:	August 9, 2016

Settlement Date:	August 12, 2016 (T+3)

Use of Proceeds:

The Issuer estimates that the net cash proceeds from the sale of the Additional Notes will be approximately $246.0 million, after deducting underwriting discounts and commissions and estimated offering expenses to be paid by the Issuer.

The Issuer currently intends to use the net proceeds from the sale of the Additional Notes to repay $75.0 million of the outstanding balance under its unsecured revolving credit facility, and the remainder for general corporate purposes, which may include future acquisitions, co-investments, capital expenditures and the repayment of other outstanding indebtedness.

CUSIP / ISIN Numbers:	489399 AG0 / US489399AG06

Fungibility	The Additional Notes will form a single series and be fungible with the $650,000,000 aggregate principal amount of the Company’s outstanding 5.875% Senior Notes due 2024. After giving effect to the issuance of the Additional Notes, there will be $900,000,000 aggregate principal amount of the Company’s 5.875% Senior Notes due 2024 outstanding.

Minimum Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Deutsche Bank Securities Inc. J.P. Morgan Securities LLC U.S. Bancorp Investments, Inc.

*  *  *

The Issuer has filed a registration statement (including the Preliminary Prospectus Supplement and an accompanying prospectus dated November 1, 2013) with the Securities and Exchange Commission (the “SEC”) for the Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the accompanying prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from BofA Merrill Lynch, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte, NC 28255-0001, Attention: Prospectus Department, or email: dg.prospectus_requests@baml.com, or from Deutsche Bank Securities, 60 Wall Street, New York, NY 10005-2836, Attention.: Prospectus Group, or email: prospectus.cpdg@db.com, or Tel: 1-800-503-4611, or from J.P. Morgan, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Tel: 1-866-803-9204, or from US Bancorp, 214 N. Tryon St., 26th Floor, Charlotte, NC 28202, or Tel: 1-877-558-2607.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

2